UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Horizon Bancorporation, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida	65-0840565
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)
900 53rd Avenue, Bradenton, Florida	34203
Address of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) please check the following block [__]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: _________________
(If applicable)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock - $0.01 par value

(Title of Class)

Item 1.     Description of Securities

Common Stock

     Our Articles of Incorporation authorize our board of directors, without shareholder approval, to issue up to 25,000,000 shares of common stock, $.01 par value. As of April 30, 2004, there were 1,493,448 shares of common stock issued and outstanding held by 731 shareholders of record.

     Each holder of shares of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon at a meeting of the shareholders, including the election of directors. Additionally, the holders of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors, are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs, and do not have preemptive or redemption provisions applicable thereto.

     All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

     Our articles of incorporation authorize our board of directors, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, $.01 par value. As of April 30, 2004, no shares of preferred stock were issued and outstanding.

     The board of directors is authorized to fix and determine by resolution the number of shares of each series of preferred stock and the designation thereof, any voting and other powers, preferences and relative participating, optional or special rights, including the number of votes, if any, per share.

     The above description of our capital stock does not purport to be complete and is governed by and qualified by our Articles of Incorporation and By-Laws, each as amended, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Florida law.

Organizer Warrants

     In October 1999, in connection with their efforts to organize the Bank, nine of our then directors received detachable, but non-transferrable (except by operation of a will or law of descent and distribution) warrants to purchase a total of 206,280 shares of common stock at $5.50 per share. All the organizer warrants have now vested and must be exercised on or before October 25, 2009. The number of shares and exercise price purchasable under the organizer warrants is adjusted as a result of stock dividends and stock splits.

Warrants Acquired in Rights Offering and Private Placement

     To satisfy its needs for additional capital, during May - July in 2003, the Company conducted a public offering solely to its existing shareholders (the "Rights Offering"), whereby each shareholder could purchase one unit for each 3.333 shares of the Company's common stock already owned. Each unit consisted of one share of the Company's common stock and one warrant to purchase one share of the Company's common stock for $7.00 per share, subject to certain limitations. The Company sold 246,038 units for $6.00 per unit. In an unrelated private placement (the "Private Placement"), later in 2003, the Company sold 100,000 units, each consisting of one share of common stock and one warrant to purchase one-half of one share of the Company's common stock at $3.50 (or $7.00 per share), for $6.00 per unit.

     Each warrant received as part of a unit acquired in the Rights Offering and the Private Placement entitles the holder to purchase one share of the Company's common stock for $7.00, on or before the second anniversary of the date such warrant was issued. The Company, however, has reserved the right to cancel, at any time after the first anniversary of the issue date, any warrants which have not then been exercised. After giving notice of an intent to cancel the outstanding warrant, but before actually canceling, the Company will give the holders a period of thirty days during which they can exercise any and all warrants held by them.

     The number of shares of common stock purchasable under each warrant and the exercise price will be adjusted in case the Company declares a stock dividend, or effects a stock split, reverse stock split or other recapitalization, In case the Company merges with another corporation, or sells substantially all of its assets, the successor or transferee corporation may assume our obligations under the warrants. If it does not assume such obligations, the holders will have an opportunity to exercise their warrants before the merger or sale is consummated. The warrants are detachable and transferrable, subject to obtaining an opinion from our counsel that the proposed transfer is in compliance with Federal securities laws.

Shares Eligible for Future Sale

     All of the shares of common stock that purchasers acquire through the exercise of any of the warrants described above will be freely tradable without restriction or registration under the Securities Act, unless owned by our affiliates.

     Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All of our directors and executive officers will likely be deemed to be affiliates of us.

     In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

     We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

Defensive Anti-Takeover Provisions

     General. The provisions of our Articles of Incorporation and Bylaws described below will have an "anti-takeover" effect. We believe that the provisions described below are prudent and reduce our vulnerability to takeover attempts and certain other transactions that may not be negotiated with and approved by the Board of Directors. We believe that it is in the best interest of the Company and our shareholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage negotiations and discourage hostile takeover attempts. It is also our view that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of the Company that is in the best interest of all shareholders. To be sure, the Board of Directors has a fiduciary obligation to act in the best interest of the shareholders and the Company in determining corporate action without regard to these provisions.

     Directorships. Our Board of Directors is divided into three classes that must be as close to equal in size as possible. The members of each class serve three-year terms with each class being elected in successive years. Our Bylaws provide that the size of the Board of Directors, within the six to twenty member range specified in the Articles of Incorporation, may be increased or decreased only by a majority vote of the directors then in office. The Articles of Incorporation provide that any vacancies occurring on the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office.

     Removal of Directors. Our Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least two-thirds of the outstanding voting stock entitled to vote. However, if two-thirds of the directors then in office approve the removal, then the vote of the holders of only a majority of the outstanding voting stock is required to remove a director.

     Special Meetings of Shareholders. Our Articles of Incorporation provide that a special meeting of shareholders may be called by the Chairman of the Board, by a majority vote of the directors then in office or by the holders of at least 25% of the outstanding voting stock.

     No Action By Written Consent. Our Articles of Incorporation provide that the shareholders are not entitled to take any action by written consent in lieu of taking that action at an annual or special meeting of shareholders.

     Approval of Certain Business Transactions. Our Articles of Incorporation provide that the vote of holders of at least two-thirds of the outstanding voting stock is required to approve certain mergers, consolidations or dispositions of assets of the Company or any of its subsidiaries. However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock is required to approve the transaction.

     Amendment of the Articles of Incorporation. Our Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least two-thirds of the outstanding voting stock. However, if the proposed action is approved by a vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock of the Company is required to approve the action. The alteration, amendment or repeal of other Articles requires approval by the holders of only a majority of the outstanding voting stock.

     Amendment of the Bylaws. Our Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. This action by the Board of Directors requires the vote of two-thirds of directors then in office. This action by the shareholders requires the affirmative vote of holders of at least two-thirds of the outstanding voting stock.

     Preferred Stock. The preferred stock, which could be issued in one or more series and with appropriate voting, conversion or other rights, could discourage possible acquirers of the Company from making a tender offer or other attempt to gain control of the Company.

Item 2.      Exhibits

Exhibit Number	Description
1.

Amended and Restated Articles of Incorporation of Registrant dated October 2, 1998, incorporated by reference to Exhibit 2.1 of Registration Statement on Form SB-1, File No. 333-71773, filed on February 9, 1999.

2.	Amended and Restated Bylaws of Registrant, incorporated by reference to Exhibit 2.2 of Registration Statement on Form SB-1, File No. 333-71773, filed on February 9, 1999.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HORIZON BANCORPORATION, INC. (Registrant)
May 14, 2004	By: /S/ Charles S. Conoley Charles S. Conoley President and Chief Executive Officer